                                  United States
                       Securities and Exchange Commission
                             Washington, D.C. 20549

                                    Form 6-K
                                Report of Foreign
                         Private Issuer Pursuant to Rule
                             13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934
                       For the quarter ended June 30, 2001

                        Commission File Number 000-27811

                    CHARTERED SEMICONDUCTOR MANUFACTURING LTD
             (Exact name of registrant as specified in its charter)

                                 Not Applicable
                 (Translation of registrant's name into English)

                              Republic of Singapore
                 (Jurisdiction of incorporation or organization)

                         60 Woodlands Industrial Park D
                           Street 2, Singapore 738406
                                  (65) 362-2838
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                       Form 20-F [X]         Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]         No [X]

If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b). Not applicable.

         The Company is incorporating by reference the information and exhibits set forth in this Form 6-K into its registration statements on Form F-3 (Registration No. 333-56878); Form S-8 (Registration No. 333-89849); Form S-8 (Registration No. 333-63814); and Form S-8 (Registration No. 333-63816).

CURRENCY OF PRESENTATION AND CERTAIN DEFINED TERMS

         Unless the context otherwise requires, references herein to "we," "us," the "company" or "Chartered" are to Chartered Semiconductor Manufacturing Ltd, a company organized under the laws of the Republic of Singapore.

         In this Quarterly Report on Form 6-K ("Quarterly Report"), all references to "$" and "US$" are to the legal currency of the United States, and all references to "S$" are to the legal currency of Singapore. References to a particular "fiscal" year are to our fiscal year ended December 31 of that year.

         Our financial statements are presented in accordance with United States generally accepted accounting principles ("U.S. GAAP"). In this Quarterly Report, any discrepancies in any table between totals and the sums of the amounts listed are due to rounding.


FORWARD-LOOKING STATEMENTS MAY PROVE INACCURATE

         This Quarterly Report contains forward-looking statements, as defined in the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements, including without limitation, statements relating to our new fabrication facility, Fab 7 and expected pilot production date and the accrual we have made for the estimated cost of obtaining technology licenses, reflect our current views with respect to future events and financial performance, and are subject to certain risks and uncertainties, which could cause actual results to differ materially from historical results or those anticipated. Among the factors that could affect the forward looking statements are: changes in the market outlook and trends, the rate of technology migration, the competitiveness of our technology roadmap and customer demands, changes in economic conditions in the United States and globally, unforseen delays or interruptions in our plans for our fabrication facilities, including Fab 7, the performance level of our fabrication facilities, the availability of materials, equipment, manpower and timely regulatory approvals and the availability of financing and the terms thereof. Although we believe the expectations reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be attained. In addition, a description of certain other risks and uncertainties which could cause actual results to differ materially from those indicated in the forward-looking statements can be found in the section captioned "Risk Factors" in our Annual Report on Form 20-F filed with the Securities and Exchange Commission. You are cautioned not to place undue reliance on these forward-looking statements, which are based on the current view of management on future events. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

PART I - FINANCIAL INFORMATION

Item 1.  Financial Statements

           CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
            UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
          (In thousands of US Dollars, except share and per share data)

                                                                                      US GAAP

                                                                  Three Months Ended              Six Months Ended
                                                                       June 30,                        June 30,
                                                                2000            2001             2000            2001
                                                              ---------       ---------       ---------       ---------
Net revenue ............................................      $ 271,382       $ 100,672       $ 509,791       $ 307,361
Cost of revenue ........................................        176,586         164,136         330,926         360,485
                                                              ---------       ---------       ---------       ---------
Gross profit (loss) ....................................         94,796         (63,464)        178,865         (53,124)
                                                              ---------       ---------       ---------       ---------
Operating expenses:
   Research and development ............................         17,808          20,664          35,114          41,855
   Fab start-up costs ..................................          5,574           3,741          17,242           9,118
   Sales and marketing .................................          7,676           9,267          16,995          17,487
   General and administrative ..........................         23,659          10,562          40,277          23,460
                                                              ---------       ---------       ---------       ---------
      Total operating expenses .........................         54,717          44,234         109,628          91,920
                                                              ---------       ---------       ---------       ---------

Operating income (loss) ................................         40,079        (107,698)         69,237        (145,044)
Equity in income (loss) of SMP .........................            224         (25,220)         (2,028)        (43,852)
Other income ...........................................            359           5,457           2,643          13,048
Interest income ........................................         12,969          14,947          20,844          27,801
Interest expense .......................................         (4,090)        (11,649)         (7,787)        (15,008)
Exchange gain ..........................................          2,326           2,952           4,125           1,556
                                                              ---------       ---------       ---------       ---------
Income (loss) before income taxes ......................         51,867        (121,211)         87,034        (161,499)
Income tax expense .....................................         (4,242)         (4,643)         (8,012)        (13,256)
                                                              ---------       ---------       ---------       ---------
Income (loss) before minority interest .................         47,625        (125,854)         79,022        (174,755)
Minority interest in loss of CSP .......................         10,336          18,297          16,756          36,290
                                                              ---------       ---------       ---------       ---------
Net income (loss) ......................................      $  57,961       $(107,557)      $  95,778       $(138,465)
                                                              =========       =========       =========       =========
Derivative and hedging activities, including
   cumulative effect-type-adjustment ...................      $      --       $   2,787       $      --       $   2,208
Foreign currency translation ...........................             --              (6)             --             (22)
                                                              ---------       ---------       ---------       ---------
Other comprehensive income .............................             --           2,781              --           2,186
                                                              ---------       ---------       ---------       ---------
Comprehensive loss .....................................      $      --       $(104,776)      $      --       $(136,279)
                                                              =========       =========       =========       =========
Net income (loss) per share and ADS

Basic net income (loss) per share ......................      $    0.04       $   (0.08)      $    0.07       $   (0.10)
Diluted net income (loss) per share ....................           0.04           (0.08)           0.07           (0.10)

Basic net income (loss) per ADS ........................      $    0.43       $   (0.78)      $    0.73       $   (1.00)
Diluted net income (loss) per ADS ......................           0.43           (0.78)           0.72           (1.00)

Number of shares (in millions) used in computing:
- basic net income (loss) per share ....................        1,334.1         1,381.3         1,307.0         1,380.7
- effect of dilutive options ...........................           24.6              --            26.3              --
                                                              ---------       ---------       ---------       ---------
- diluted net income (loss) per share ..................        1,358.7         1,381.3         1,333.3         1,380.7
                                                              ---------       ---------       ---------       ---------

Number of ADS (in millions) used in computing:
- basic net income (loss) per ADS ......................          133.4           138.1           130.7           138.1
- effect of dilutive options ...........................            2.5              --             2.6              --
                                                              ---------       ---------       ---------       ---------
- diluted net income (loss) per ADS ....................          135.9           138.1           133.3           138.1
                                                              ---------       ---------       ---------       ---------


The accompanying notes are an integral part of these condensed consolidated financial statements.

           CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
                 UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
                          (In thousands of US Dollars)

                                                                               US GAAP

                                                                                As of
                                                                   ------------------------------
                                                                    December 31,       June 30,
                                                                        2000             2001
                                                                   -------------     ------------
ASSETS
Cash and cash equivalents ....................................      $    924,116      $ 1,310,882
Accounts receivable ..........................................           185,042          108,659
Inventories ..................................................            34,003           11,621
Other current assets .........................................            21,388           15,676
                                                                    ------------      -----------
          Total current assets ...............................         1,164,549        1,446,838
Property, plant and equipment, net ...........................         1,917,896        1,946,485
Investment in SMP ............................................            90,408           80,378
Other non-current assets .....................................            44,269           57,058
                                                                    ------------      -----------
          Total assets .......................................      $  3,217,122      $ 3,530,759
                                                                    ============      ===========

LIABILITIES AND SHAREHOLDERS' EQUITY
Accounts payable .............................................      $    191,205      $   130,101
Current installments of obligations under capital leases .....             7,822            2,781
Current installments of long-term debt .......................           156,343          152,545
Accrued operating expenses ...................................           205,340          160,198
Other current liabilities ....................................            55,118          101,494
                                                                    ------------      -----------
          Total current liabilities ..........................           615,828          547,119
Long-term debt, excluding current installments ...............           426,120          962,850
Other liabilities ............................................            67,870           82,708
                                                                    ------------      -----------
          Total liabilities ..................................         1,109,818        1,592,677
Minority interest ............................................           138,021           99,771
Shareholders' equity .........................................         1,969,283        1,838,311
                                                                    ------------      -----------
          Total liabilities and shareholders' equity .........      $  3,217,122      $ 3,530,759
                                                                    ============      ===========

The accompanying notes are an integral part of these condensed consolidated financial statements.

           CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
            UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                          (In thousands of US Dollars)

                                                                               US GAAP

                                                                       For The Six Months Ended
                                                                   -------------------------------
                                                                    June 30,            June 30,
                                                                      2000                2001
                                                                   -----------        ------------
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss) ............................................     $    95,778        $  (138,465)
Adjustments to reconcile net income (loss) to net cash
   provided by operating activities:
     Equity in loss of SMP ...................................           2,027             43,852
     Depreciation and amortization ...........................         153,567            214,140
     Foreign exchange gain on financing activities ...........          (1,243)               (68)
     Minority interest in loss of CSP ........................         (16,756)           (36,290)
     Gain (loss) on disposal of property, plant and equipment            3,426                (57)
     Other ...................................................              94            (11,004)
Changes in operating working capital:
     Accounts receivable .....................................          (6,839)            87,246
     Amount due to (from) ST, ST affiliates and SMP, net .....          (3,416)             1,192
     Inventories .............................................          (2,419)            22,382
     Prepaid expenses ........................................            (625)              (914)
     Trade accounts payable ..................................          (1,124)            (5,044)
     Accrued operating expenses ..............................          43,213            (45,142)
     Other current liabilities ...............................           5,110              5,911
                                                                   -----------         ----------
Net cash provided by operating activities.....................         270,793            137,739
                                                                   -----------         ----------
CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from sale of property, plant and equipment ..........           8,651             14,589
Purchase of property, plant and equipment ....................        (486,000)          (307,382)
Technology license fees paid .................................          (6,180)            (6,000)
Investment in SMP ............................................         (20,242)                --
                                                                   -----------         ----------
Net cash used in investing activities.........................        (503,771)          (298,793)
                                                                   -----------         ----------
CASH FLOWS FROM FINANCING ACTIVITIES
Customer deposits, net .......................................          (4,861)            14,633
Long-term debt
     Borrowings ..............................................         122,753            610,625
     Repayments ..............................................         (42,399)           (77,850)
Issuance of shares by the Company, net .......................         574,869              3,343
Issuance of shares by CSP to minority shareholders ...........          45,998                 --
Capital lease payments .......................................          (2,692)            (2,129)
                                                                   -----------         ----------
Net cash provided by financing activities.....................         693,668            548,622
                                                                   -----------         ----------

Net increase in cash and cash equivalents ....................         460,690            387,568
Effect of exchange rate changes on cash and cash equivalents .            (388)              (802)
Cash at the beginning of the period ..........................         544,996            924,116
                                                                   -----------         ----------
Cash at the end of the period ................................     $ 1,005,298         $1,310,882
                                                                   ===========         ==========

The accompanying notes are an integral part of these condensed consolidated financial statements.

                    CHARTERED SEMICONDUCTOR MANUFACTURING LTD
         NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                  June 30, 2001

1.       Business and Organization

         Chartered Semiconductor Manufacturing Ltd currently owns, or has an interest in, five fabrication facilities, all of which are located in Singapore. Fabs 1, 2 and 3 are wholly-owned and operated by the Company. The Company does not have a Fab 4. Fab 5 is operated by Silicon Manufacturing Partners, or SMP, which is jointly-owned with Agere Systems Singapore Pte Ltd. Fab 6 is operated by Chartered Silicon Partners, or CSP, which is jointly-owned with Agilent Technologies Europe B.V. and an affiliate of the Government of Singapore. Our sixth fab, Fab 7, which is substantially completed with pilot production currently planned for 2003, is wholly-owned and will be operated by the Company.

         The Company was incorporated in Singapore in 1987. As of June 30, 2001, the Company was 60.7% owned by Singapore Technologies Pte Ltd, or ST, and its affiliates. ST is one of Singapore's largest industrial conglomerates and is indirectly wholly-owned by the Government of Singapore.


2.       Basis of Presentation

         The results of operations reflect the interim adjustments, all of which are of a normal recurring nature and which, in the opinion of management, are necessary for a fair presentation of the results for such interim period. The results reported in these unaudited condensed consolidated financial statements should not be regarded as necessarily indicative of results that may be expected for the entire year. These financial statements should be read in conjunction with the audited consolidated financial statements included in the Company's Annual Report on Form 20-F for the year ended December 31, 2000.


3.       Principles of Consolidation

         The accompanying condensed quarterly financial statements reflect the consolidated financial statements of Chartered Semiconductor Manufacturing Ltd and its majority owned and controlled affiliates. All significant inter-company balances and transactions have been eliminated in consolidation.


4.       Contingencies

         As is typical in the semiconductor industry, the Company from time to time receives communications from third parties asserting patents that cover certain of our technologies and alleging infringements of certain intellectual property rights of others. The Company has acquired certain technology licenses and may seek to obtain other licenses in the future. There can be no assurance that the Company will be able to obtain such future licenses on commercially reasonable terms, or at all.

         The Company has accrued a liability for, and charged to the results of operations, the estimated costs of obtaining such licenses for third party technology. The amount accrued was $11.1 million as of June 30, 2001. No assurance can be given that such provisions are adequate.

5.       Inventories

         The Company states inventories at the lower of cost, determined on the weighted average basis, or market (net realizable value) and they consist of the following:

                                                                                As of
                                                                  ----------------------------
                                                                  December 31,       June 30,
                                                                      2000             2001
                                                                  ------------       ---------
                                                                  (In thousands of US Dollars)
Raw materials ................................................      $   2,349        $   1,112
Work in process ..............................................         26,564            4,766
Consumable supplies and spares ...............................          5,166            5,871
                                                                    ---------        ---------
                                                                       34,079           11,749
Allowance for inventory obsolescence .........................            (76)            (128)
                                                                    ---------        ---------
                                                                    $  34,003        $  11,621
                                                                    =========        =========


6.       Capital leases

         Future minimum lease payments under the US dollar denominated capital leases for equipment and machinery are as follows:


                                                                                   As of
                                                                     -----------------------------
                                                                     December 31,        June 30,
                                                                         2000               2001
                                                                     ------------        ---------
                                                                     (In thousands of US Dollars)
Payable in year ending December 31,
     2001 ...........................................................  $  8,196          $   2,921
                                                                       --------          ---------
Total minimum lease payments ........................................     8,196              2,921
Amounts representing interest at rates ranging from
     5.90% to 6.06% per annum .......................................      (374)              (140)
                                                                       --------          ---------
Present value of minimum lease payments .............................     7,822              2,781
Less current installments of capital lease obligations ..............     7,822)            (2,781)
                                                                       --------          ---------
Obligations under capital leases, excluding current installments.....  $     --          $      --
                                                                       ========          =========
         The minimum lease payments are guaranteed by ST.

7.       Long-term debt

         The Company's long-term debt is summarized below:

                                                                                As of
                                                                  -----------------------------
                                                                  December 31,        June 30,
                                                                      2000              2001
                                                                  ------------       ----------
                                                                   (In thousands of US Dollars)
Singapore dollar loans at fixed rates of 4% to 4.25%
     repayable in semi-annual installments ...................      $ 387,513        $  329,669
Singapore dollar loans at floating rates repayable in
     February 2002 and June 2002 .............................         57,550            54,970
US dollar loan at floating rates repayable in semi-annual
     installments ............................................        137,400           151,600
2.50% Senior Convertible Notes Due 2006 ......................             --           579,156
                                                                    ---------        ----------
                                                                      582,463         1,115,395
Less current installments ....................................       (156,343)         (152,545)
                                                                    ---------        ----------
Long-term debt, excluding current installments ...............      $ 426,120        $  962,850
                                                                    =========        ==========

         On April 2, 2001, the Company issued $575.0 million of senior unsecured convertible notes due April 2, 2006, which bear interest at the rate of 2.50% per year and have a yield to maturity of 5.25% per year. The notes can be converted into the Company's ordinary shares or American Depositary Shares
(ADSs) at a conversion price of S$6.5170 per ordinary share (equivalent to approximately US$36.3611 per ADS, based on a fixed exchange rate of US$1.00 = S$1.7923, and the current ratio of ten ordinary shares per ADS. The conversion price and the ratio of ADSs to shares may be subject to adjustment for certain events). The Company may redeem all or a portion of the convertible notes at any time on or after April 2, 2003 at a price to yield of 5.25% per year on the redemption date if the Company's shares or ADS's trade at 125% of the conversion price for a period of 20 days in any consecutive 30 trading day period.


Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

RESULTS OF OPERATIONS

The following table sets forth certain operating data as a percentage of net revenue for the periods indicated:

                                                      Three Months Ended    Six Months Ended
                                                            June 30,             June 30,
                                                       2000       2001        2000     2001
                                                      ------    -------     -------   ------
                                                          (as a percentage of net revenue)
Net revenue ................................           100.0%     100.0%      100.0%   100.0%
Cost of revenue ............................            65.1      163.0        64.9    117.3
                                                      ------    -------     -------   ------
Gross profit (loss) ........................            34.9      (63.0)       35.1    (17.3)
                                                      ------    -------     -------   ------
Operating expenses:
   Research and development ................             6.6       20.5         6.9     13.6
   Fab start-up costs ......................             2.1        3.7         3.4      3.0
   Sales and marketing .....................             2.8        9.2         3.3      5.7
   General and administrative ..............             8.7       10.5         7.9      7.6
                                                      ------    -------     -------   ------
           Total operating expenses ........            20.2       43.9        21.5     29.9
                                                      ------    -------     -------   ------

Operating income (loss) ....................            14.7     (106.9)       13.6    (47.2)
Equity in income (loss) of SMP..............             0.1      (25.0)       (0.4)   (14.2)
Other income ...............................             0.1        5.4         0.5      4.2
Interest income ............................             4.8       14.8         4.1      9.0
Interest expense ...........................            (1.5)     (11.6)       (1.5)    (4.8)
Exchange gain ..............................             0.9        2.9         0.8      0.5
                                                      ------    -------     -------   ------
Income (loss) before income taxes ..........            19.1     (120.4)       17.1    (52.5)
Income tax expense .........................            (1.6)      (4.6)       (1.6)    (4.3)
                                                      ------    -------     -------   ------
Income (loss) before minority interest .....            17.5     (125.0)       15.5    (56.8)
Minority interest in loss of CSP ...........             3.9       18.2         3.3     11.8
                                                      ------    -------     -------   ------
Net income (loss) ..........................            21.4%    (106.8)%     18.8%    (45.0)%
                                                      ======    =======     ======    ======

Three months ended June 30, 2000 and June 30, 2001

         Net revenue. Net revenue decreased 62.9% from $271.4 million for the three months ended June 30, 2000 to $100.7 million for the three months ended June 30, 2001. The significant drop in revenues was due to lower shipments to the communications and consumer segments.

         The number of eight-inch equivalent wafers shipped decreased from 226.2 thousand wafers for the three months ended June 30, 2000 to 87.8 thousand wafers for the three months ended June 30, 2001 due to lower demand.

         Average selling price decreased from $1,200 per wafer for the three months ended June 30, 2000 to $1,147 per wafer for the three months ended June 30, 2001. Excluding the impact of a $3.9 million adjustment relating to prior period activity with a specific customer, the average selling price for the three months ended June 30, 2001 was $1,192 per wafer.

         Cost of revenue and gross profit. Cost of revenue decreased 7.1% from $176.6 million for the three months ended June 30, 2000 to $164.1 million for the three months ended June 30, 2001. Lower direct costs and costs savings from our cost reduction programs were partly offset by higher depreciation of $23.8 million as a result of increased capacity. Gross profit was negative $63.5 million, or negative 63.0% of net revenue, down from $94.8 million, or 34.9% of net revenue, for the same quarter a year ago, reflecting the impact of lower revenues.

         Research and development expenses. Research and development expenses increased by 16.0% from $17.8 million for the three months ended June 30, 2000 to $20.7 million for the three months ended June 30, 2001 as the Company stepped up investments in next-generation technologies and modules in support of its strategy to provide a full suite of processes necessary for enabling system-level integration.

         Fab start-up costs. Fab start-up costs of $5.6 million for the three months ended June 30, 2000 consisted of start-up costs mostly relating to Fab 6
(CSP) whereas the $3.7 million start-up costs for the three months ended June 30, 2001 relate to Fab 7.

         Sales and marketing expenses. Sales and marketing expenses increased by 20.7% from $7.7 million for the three months ended June 30, 2000 to $9.3 million for the three months ended June 30, 2001 primarily due to increased support for customer prototyping activities.

         General and administrative expenses. General and administrative expenses decreased by 55.4% from $23.7 million for the three months ended June 30, 2000 to $10.6 million for the three months ended June 30, 2001 due primarily to a reduction in payroll and related expenses.

         Equity in income (loss) of SMP. Our share of the income in SMP was $0.2 million for the three months ended June 30, 2000 compared with loss of $25.2 million for the three months ended June 30, 2001 due primarily to a significant drop in the utilization rate caused by reduced demand. See "Investment in SMP" for more detailed discussions.

         Other income. Other income increased from $0.4 million for the three months ended June 30, 2000 to $5.5 million for the three months ended June 30, 2001, due primarily to grant income related to our research and development activities and staff training.

         Interest income. Interest income increased from $13.0 million for the three months ended June 30, 2000 to $14.9 million for the three months ended June 30, 2001 mainly due to the receipt of proceeds from the follow-on offering and convertible notes issuance in May 2000 and April 2001, respectively, which were placed in fixed deposits.

         Interest expense. Interest expense increased from $4.1 million for the three months ended June 30, 2000 to $11.6 million for the three months ended June 30, 2001, due primarily to higher interest expense accrued based on yield to maturity rate of 5.25% per year and amortization of the underwriting discount associated with the convertible notes offering completed in early April 2001.

         Exchange gain. We recognized exchange gains of $2.3 million and $3.0 million for the three months ended June 30, 2000 and 2001, respectively. The exchange gains are due primarily to currency fluctuations between the U.S. dollar and the Singapore dollar and Japanese yen.

         Income tax expense. Income taxes increased from $4.2 million for the three months ended June 30, 2000 to $4.6 million for the three months ended June 30, 2001 due to taxes payable on the higher level of interest income and taxes payable on Fab 1's income as its pioneer status expired on January 1, 2001. We have applied to the Economic Development Board for post-pioneer status for Fab 1 which, if successful, will allow Fab 1 to pay a concessionary tax rate of between 10% to 15%.

         Minority interest in loss of CSP. Minority interest in loss of CSP increased from $10.3 million for the three months ended June 31, 2000 to $18.3 million for the three months ended June 30, 2001 due primarily to higher depreciation and lower utilization.

Six months ended June 30, 2000 and June 30, 2001

         Net revenue. Net revenue decreased 39.7% from $509.8 million for the six months ended June 30, 2000 to $307.4 million for the six months ended June 30, 2001. The significant drop in revenues was due to lower shipments to the communications and consumer segments.

         The number of eight-inch equivalent wafers shipped decreased from 436.4 thousand wafers for the six months ended June 30, 2000 to 254.2 thousand wafers for the six months ended June 30, 2001, due to lower demand.

         Average selling price increased from $1,168 per wafer for the six months ended June 30, 2000 to $1,209 per wafer for the six months ended June 30, 2001 as a result of product mix enrichment.

         Cost of revenue and gross profit. Cost of revenue increased 8.9% from $330.9 million for the six months ended June 30, 2000 to $360.5 million for the six months ended June 30, 2001. Lower direct costs and cost savings from our cost reduction programs were offset by higher depreciation, as a result of higher installed capacity. Gross profit was negative $53.1 million, or negative 17.3% of net revenue, down from $178.9 million, or 35.1% of net revenue, for the same period a year ago, reflecting the impact of lower revenues.

         Research and development expenses. Research and development expenses increased by 19.2% from $35.1 million for the six months ended June 30, 2000 to $41.9 million for the six months ended June 30, 2001 as the Company stepped up investments in next-generation technologies and modules in support of its strategy to provide a full suite of processes necessary for enabling system-level integration.

         Fab start-up costs. Fab start-up costs of $17.2 million for the six months ended June 30, 2000 consisted of start-up costs mostly relating to Fab 6
(CSP) whereas the $9.1 million for the six months ended June 30, 2001 relate to Fab 7.

         Sales and marketing expenses. Sales and marketing expenses increased marginally from $17.0 million for the six months ended June 30, 2000 to $17.5 million for the six months ended June 30, 2001.

         General and administrative expenses. General and administrative expenses decreased by 41.8% from $40.3 million for the six months ended June 30, 2000 to $23.5 million for the six months ended June 30, 2001 due primarily to a reduction in payroll and related expenses.

         Equity in income (loss) of SMP. Our share of the loss in SMP increased from $2.0 million for the six months ended June 30, 2000 to $43.9 million for the six months ended June 30, 2001 due primarily to a significant drop in the utilization rate caused by reduced demand. See "Investment in SMP" for more detailed discussions.

         Other income. Other income increased from $2.6 million for the six months ended June 30, 2000 to $13.0 million for the six months ended June 30, 2001, due primarily to grant income related to our research and development activities and staff training.

         Interest income. Interest income increased from $20.8 million for the six months ended June 30, 2000 to $27.8 million for the six months ended June 30, 2001 mainly due to the receipt of proceeds from the follow-on offering and convertible notes issuance in May 2000 and April 2001, respectively, which were placed in fixed deposits.

         Interest expense. Interest expense increased from $7.8 million for the six months ended June 30, 2000 to $15.0 million for the six months ended June 30, 2001, due primarily to higher interest expense accrued based on a yield to maturity rate of 5.25% per year and the amortization of the underwriting discount associated with the convertible notes issued in early April 2001.

         Exchange gain. We recognized exchange gains of $4.1 million and $1.6 million for the six months ended June 30, 2000 and 2001, respectively. The exchange gains are due primarily to currency fluctuations between the U.S. dollar and the Singapore dollar and Japanese yen.

         Income tax expense. Income taxes increased from $8.0 million for the six months ended June 30, 2000 to $13.3 million for the six months ended June 30, 2001 due to taxes payable on the higher level of interest income and taxes payable on Fab 1's income as its pioneer status expired on January 1, 2001. We have applied to the Economic Development Board for post-pioneer status for Fab 1 which, if successful, will allow Fab 1 to pay a concessionary tax rate of between 10% to 15%.

         Minority interest in loss of CSP. Minority interest in loss of CSP increased from $16.8 million for the six months ended June 30, 2000 to $36.3 million for the six months ended June 30, 2001 due primarily to higher depreciation and lower utilization.

LIQUIDITY AND CAPITAL RESOURCES

         As of June 30, 2001, our principal sources of liquidity included $1,310.9 million in cash and cash equivalents and $953.8 million of unutilized banking and credit facilities consisting of short and medium term advances and bank guarantees.

          Net cash provided by operating activities totaled $270.8 million for the six months ended June 30, 2000 and $137.7 million for the six months ended June 30, 2001. The decrease was primarily due to the net loss incurred for the six months ended June 30, 2001, compared with net income for the corresponding period in 2000, after taking into account of the non-cash effect of depreciation and amortization in each period, and partially offset by a more favorable working capital change in the six months ended June 30, 2001. The favorable working capital change in the six months ended June 30, 2001 is primarily the result of collections of accounts receivable and reduced inventory balances, partially offset by a decrease in accrued expenses.

         Net cash used in investing activities totaled $503.8 million for the six months ended June 30, 2000 and $298.8 million for the six months ended June 30, 2001. Investing activities consisted primarily of capital expenditures totaling $486.0 million for the six months ended June 30, 2000 and $307.4 million for the six months ended June 30, 2001. Capital expenditures for the six months ended June 30, 2001 were mainly related to the purchase of semiconductor equipment for Fab 3 and Fab 6 (CSP), and construction and mechanical and electrical fittings for Fab 7.

         Net cash provided by financing activities totaled $693.7 million for the six months ended June 30, 2000 and was principally from the cash proceeds from our follow-on offering in May 2000 and long-term borrowings incurred to finance the capital expenditures at CSP, partly offset by the refund of customer deposits and the repayment of loans. Net cash provided by financing activities totaled $548.6 million for the six months ended June 30, 2001. This was principally from the cash proceeds from our convertible notes issued in early April 2001 and long-term borrowings incurred to finance the capital expenditures at CSP, partly offset by the repayment of term loans.

INVESTMENT IN SMP

         Our investment in SMP as of December 31, 2000 and June 30, 2001 is shown below:

                                                                             As of
                                                                  --------------------------
                                                                  December 31,      June 30,
                                                                      2000             2001
                                                                  ------------     ---------
                                                                  (in thousands of US Dollars)
Cost .........................................................     $ 120,959       $ 120,959
Share of retained post-formation losses ......................       (30,551)        (32,996)
Share of accumulated other comprehensive loss ................            --          (7,585)
                                                                   ---------       ---------
                                                                   $  90,408       $  80,378
                                                                   =========       =========

         We account for our 49% investment in SMP using the equity method. Under the strategic alliance agreement, the parties do not share SMP's net results in the same ratio as the equity holding. Instead, each party is entitled to the gross profits from sales to the customers that it directs to SMP, after deducting its share of the overhead costs of SMP. Accordingly, we account for our share of SMP's net results based on the gross profits from sales to the customers that we direct to SMP, after deducting our 49% share of the overhead costs.

         Under the assured supply and demand agreement that both the joint venture partners signed with SMP, the joint venture partners will be billed, from a date to be agreed between the partners and SMP, for certain unrecovered costs if the wafers started for them are less than their allocated capacity. In April 2001, the joint venture partners and SMP agreed to commence billing for the unrecovered costs with effect from January 1, 2001. For the six months ended June 30, 2001, the amounts billed and billable to the company were $19.9 million and $21.5 million for the unrecovered costs related to the first and second quarter 2001, respectively.

         Summarized financial information for SMP is shown below:

                                                                                As of
                                                                   ------------------------------
                                                                    December 31,        June 30,
                                                                        2000              2001
                                                                   -------------       ----------
                                                                     (in thousands of US Dollars)
Current assets ...............................................       $   102,618       $  101,592
Other assets .................................................             4,704            4,200
Property, plant and equipment ................................           576,583          560,543
Current liabilities ..........................................            99,517           59,131
Long-term debt ...............................................           375,000          375,000
Other liabilities ............................................                --           19,117
Shareholders' equity .........................................           209,388          213,087

                                                           Three Months Ended      Six Months Ended
                                                                June 30,               June 30,
                                                           2000        2001         2000        2001
                                                         --------    ---------   ---------    --------
                                                                  (in thousands of US Dollars)
Net revenue (1) .....................................    $ 47,004    $  55,157   $  81,505    $147,138
Gross profit ........................................       6,865        6,946       5,610      36,254
Operating income ....................................       3,877        5,035       2,068      32,730
Net income (loss) ...................................         457       (5,251)     (4,140)     19,178

Note (1) : Net revenue includes amounts billed and billable to joint venture partners for unrecovered costs of $28.8 million and $53.7 million for the three months and six months ended June 30, 2001, respectively.

Item 3.  Quantitative and Qualitative Disclosures About Market Risk

         For a discussion of the above, please see the section captioned "Management's Discussion and Analysis of Financial Conditions and Results of Operations - Quantitative and Qualitative Disclosures About Market Risk" in our Annual Report on Form 20-F dated March 21, 2001 which is incorporated herein by reference.


                           PART II - OTHER INFORMATION


Item 1.  Legal Proceedings

         The Company is not involved in any legal proceedings that we believe would be harmful to the Company.


Item 2.  Changes in Securities and Use of Proceeds

         None


Item 3.  Defaults Upon Senior Securities.

         None.


Item 4.  Submission of Matters to a Vote of Security Holders.

         The company hereby incorporates by reference the information and exhibit set forth in the Form 6-K (File No. 000-27811) filed with the Securities and Exchange Commission on June 29, 2001 containing information on the resolutions duly passed at the thirteenth Annual General Meeting of the Company held on May 30, 2001.


Item 5.  Other Information

         None.


Item 6.  Exhibits and Reports on Form 6-K

 (a)     Exhibits

4.1(1) Indenture dated as of April 2, 2001 by and between the Company and Wells Fargo Bank Minnesota, National Association.


------------------
(1) Filed as an exhibit to our Company's Current Report on Form 6-K (File No. 000-27811), as filed with the Securities and Exchange Commission on April 4, 2001, which exhibit is incorporated herein by reference.

4.2 (1) Supplemental Indenture dated as of April 2, 2001, by and between the Company and Wells Fargo Bank Minnesota, National Association.

10.1*    Supplemental Agreement dated July 20, 2000 (the "Supplemental
         Agreement") to the Syndicated Credit Facilities Agreement dated
         September 3, 1999 by and among Silicon Manufacturing Partners Pte Ltd.,
         ABN Amro Bank N.V. (Singapore Branch), Citibank, N.A. (Singapore
         Branch) and Overseas Union Bank Limited, as Lead Arrangers, the banks and financial institutions named on the signature pages thereto, as lenders, Citicorp Investment Bank (Singapore) Limited, as Facility
         Agent, and Citicorp Investment Bank (Singapore) Limited, as Security
         Agent.

10.2*    Amendment dated May 2, 2001 to (a) the Syndicated Credit Facilities
         Agreement dated September 3, 1999 by and among Silicon Manufacturing
         Partners Pte Ltd., ABN Amro Bank N.V. (Singapore Branch), Citibank,
         N.A. (Singapore Branch) and Overseas Union Bank Limited, as Lead
         Arrangers, the banks and financial institutions named on the signature pages thereto, as lenders, Citicorp Investment Bank (Singapore)
         Limited, as Facility Agent, and Citicorp Investment Bank (Singapore)
         Limited, as Security Agent, as amended by the Supplemental Agreement and to (b) the Shareholders Undertaking dated September 3, 1999 by and among Chartered Semiconductor Manufacturing Ltd (the "Company"), Lucent
         Technologies Microelectronics Pte Ltd, Silicon Manufacturing Partners
         Pte Ltd and Citicorp Investment Bank (Singapore) Ltd.

(b)      Reports on Form 6-K

During the quarter ended June 30, 2001, the Company filed the following current reports on Form 6-K:

1. On April 4, 2001, we filed a Form 6-K reporting the close of our previously announced offering of US$575,000,000 2.50% Senior Convertible Notes Due 2006.

2. On April 18, 2001, we filed a Form 6-K reporting the distribution of the Company's proxy statement for the annual shareholders' meeting to be held on May 30, 2001. A copy of the proxy statement was filed as an exhibit.

3. On April 23, 2001, we filed a Form 6-K reporting the announcement of our earnings for the first quarter ended March 31, 2001.

4. On April 26, 2001, we filed a Form 6-K reporting the donation to charity of 60,000 ordinary shares by the Company's Chairman and Director, Ms Ho Ching.

5. On April 27, 2001, we filed a Form 6-K reporting the donation to charity of 15,000 ordinary shares by the Company's President, CEO and Director, Mr Barry Waite.

6. On May 14, 2001, we filed a Form 6-K reporting the availability of our Supplementary Financial Statements to shareholders for the year ended December 31, 2000. A copy of the Supplementary Financial Statements was filed as an exhibit.



------------------
*        Filed herewith.

7. On May 15, 2001, we filed a Form 6-K reporting our quarterly information for the quarter ended March 31, 2001.

8. On May 22, 2001, we filed a Form 6-K reporting the exercise of share options with respect to 940,000 ordinary shares by the Company's President, CEO and Director, Mr Barry Waite.

9. On May 22, 2001, we filed a Form 6-K reporting the Company's updated outlook for second quarter 2001.

10. On June 29, 2001, we filed a Form 6-K reporting the matters which were duly approved by the shareholders at the Company's annual shareholders' meeting held on May 30, 2001.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunder duly authorized.

Date: August 14, 2001

                                  CHARTERED SEMICONDUCTOR
                                  MANUFACTURING LTD


                                  By: /s/ Barry Waite
                                  ---------------------------------------------
                                  Name:  Barry Waite
                                  Title: President and Chief Executive Officer



                                  By: /s/ Chia Song Hwee
                                  ---------------------------------------------
                                  Name:  Chia Song Hwee
                                  Title: Senior Vice President,
                                         Chief Financial Officer
                                         and Chief Administrative Officer

                                  Exhibit Index

4.1(1) Indenture dated as of April 2, 2001 by and between the Company and Wells Fargo Bank Minnesota, National Association.

4.2(1) Supplemental Indenture dated as of April 2, 2001, by and between the Company and Wells Fargo Bank Minnesota, National Association.

10.1*    Supplemental Agreement dated July 20, 2000 (the "Supplemental
         Agreement") to the Syndicated Credit Facilities Agreement dated
         September 3, 1999 by and among Silicon Manufacturing Partners Pte Ltd.,
         ABN Amro Bank N.V. (Singapore Branch), Citibank, N.A. (Singapore
         Branch) and Overseas Union Bank Limited, as Lead Arrangers, the banks and financial institutions named on the signature pages thereto, as lenders, Citicorp Investment Bank (Singapore) Limited, as Facility
         Agent, and Citicorp Investment Bank (Singapore) Limited, as Security
         Agent.

10.2*    Amendment dated May 2, 2001 to (a) the Syndicated Credit Facilities
         Agreement dated September 3, 1999 by and among Silicon Manufacturing
         Partners Pte Ltd., ABN Amro Bank N.V. (Singapore Branch), Citibank,
         N.A. (Singapore Branch) and Overseas Union Bank Limited, as Lead
         Arrangers, the banks and financial institutions named on the signature pages thereto, as lenders, Citicorp Investment Bank (Singapore)
         Limited, as Facility Agent, and Citicorp Investment Bank (Singapore)
         Limited, as Security Agent, as amended by the Supplemental Agreement and to (b) the Shareholders Undertaking dated September 3, 1999 by and among Chartered Semiconductor Manufacturing Ltd (the "Company"), Lucent
         Technologies Microelectronics Pte Ltd, Silicon Manufacturing Partners
         Pte Ltd and Citicorp Investment Bank (Singapore) Ltd.


------------------

(1) Filed as an exhibit to our Company's Current Report on Form 6-K (File No. 000-27811), as filed with the Securities and Exchange Commission on April 4, 2001, which exhibit is incorporated herein by reference.

*        Filed herewith.